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December 13, 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: Mercer Insurance Group, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2005 File No. 0-25425

Dear Mr. Rosenberg;

Mercer Insurance Group, Inc. is in receipt of your comment letter of December 1, 2005, in which three comments addressing the content of the above-noted filings were brought to our attention.

We concur with the comments and are in the process of making modifications that we believe will be responsive. These modifications will be included in amended filings of the annual and quarterly reports where applicable. These amendments will be submitted to your office for comment prior to filing.

In order to have the necessary time to complete these modifications, receive your comments thereto, and make arrangements for their filing, Mercer Insurance Group, Inc. respectfully requests an additional 12 days beyond the time noted in your letter in which to make these modifications.

If you would like to discuss this request further, please call me at (800) 223-0534, ext. 1112, or send an email to me at dmerclean@mercerins.com.

Thank you in advance for your assistance.

/s/ David B. Merclean

David B. Merclean
Senior Vice President
Chief Financial Officer